NO ACT

10
12-17-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005732

February 14, 2011

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022


Received SEC
FEB 14 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-14-11

Re: Citigroup Inc.
Incoming letter dated December 17, 2010

Dear Ms. Dropkin:

This is in response to your letters dated December 17, 2010 and February 3, 2011concerning the shareholder proposal submitted to Citigroup by John Harrington. We also have received letters on the proponent's behalf dated January 21, 2011 and February 7, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

February 14, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 17, 2010

The proposal requests that the board "adopt principles for national and international reforms to prevent illicit financial flows" based upon the principles specified in the proposal.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7), as relating to Citigroup's ordinary business operations. In this regard, we note that the proposal relates to principles regarding the products and services that the company offers and that it does not focus on a significant social policy issue. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 7, 2011

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Citigroup regarding principles for national and international reforms to prevent illicit financial flows by John C. Harrington

Ladies and Gentlemen:

John C. Harrington (the "Proponent") has submitted a shareholder proposal (the "Proposal") to Citigroup (the "Company"). We have been asked by the Proponent to respond briefly to the Company's Supplemental letter dated February 3, 2011.

In that letter, the Company reinforces two fallacies that we wish to address concisely. First, the Company seems to imply that even a significant social policy issue can be excludable as ordinary business when it touches upon the intricate workings of the sector in which the company does business. This view has long been rejected, at least since Commission Release 12999 (November 22, 1976), in which the Commission reviewed and reversed prior Staff determinations treating as ordinary business certain matters which have significant policy, economic or other implications inherent in them, but which related to the workings of the business. The Staff had previously allowed exclusion of proposals asking a utility company to not construct a nuclear power plant, because such request related to such ordinary business considerations as the fuel mix and types of electrical generating methods that will be used to furnish electricity. *Carolina Power & Light Co.* (April 5, 1976) But in reconsidering the position that such proposals were excludable, the Commission concluded that significant "policy, economic or other implications" inherent in a proposal can override the ordinary business concern. The significance of a social policy issue in overriding a potential ordinary business exclusion arises regardless of whether the potential ordinary business concern relates to the types of contracts or investments the company is entering into, *Citigroup* (February 23, 2010) (derivatives proposal) or if the social policy issue is interwoven with customer relations matters, *Morgan Stanley Dean Witter* (January 11, 1999) and *Merrill Lynch* (February 25, 2000) (review of underwriting, investing and lending criteria with a view toward incorporating criteria related to a transactions impact on the environment, human rights and risk to company's reputation.)

Secondly, the Company argues that the current Proposal seeking adoption of policy reform principles by the Board attempts to alter internal practices of the Company ***by way of public policy.*** The Company asserts that if the Proposal were successful, and public policy were eventually changed along the lines suggested, then the Company might have to alter its

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

internal practices. The same would also have been true of the healthcare and climate proposals cited in our prior letters. Thus this could not be a sound basis for saying that a Board of Directors cannot be asked to adopt the policy platform. Instead, the operative principle apparent from the Staff precedents is that a proposal seeking a policy platform relevant to a company's business is excludable if it seeks specific implementation at the company, not if it might lead to industry-wide policy reforms applicable to all companies, that might someday cause the company to change its practices.

In all other aspects, we find it unnecessary to reiterate the analysis presented in our prior letter. We find the Company's arguments unpersuasive, and continue to believe that the Staff should find the proposal not excludable on any of the grounds asserted. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Respectfully,



Sanford Lewis
Attorney at Law

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc., dropkins@citi.com
John Harrington, Harrington Investments

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



February 3, 2011

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal to Citigroup Inc. from John Harrington

Dear Sir or Madam:

I write this letter regarding Citigroup Inc.'s December 17, 2010 no-action request to exclude a stockholder proposal (the "Proposal") submitted by John Harrington (the "Proponent") from Citigroup's proxy materials for its 2011 annual meeting. The Proposal would urge Citigroup's Board of Directors to adopt principles for "national and international reform" that would enact detailed legislation regarding money laundering.[1]

---

1 The Proposal reads:

RESOLVED:

Shareholders request that the Board adopt principles for national and international reforms to prevent illicit financial flows, based upon the following four principles:

• That there should be established by governments or other third parties an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry.

• That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to strict anti-money laundering safeguards.

• That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.

• That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms.

This letter responds to a January 21, 2011 letter from Sanford Lewis, counsel to the Proponent, in which the Proponent argues that the Proposal should not be excluded from Citigroup's proxy materials (the "Proponent's Letter"). Citigroup continues to believe the Proposal should be excluded from Citigroup's proxy materials under Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

The Proposal Relates to Ordinary Business.

The subject matter of the Proposal deals with (i) what information Citigroup must disclose about its clients,[2] (ii) what type of regulatory regime should apply to Citigroup's business[3] and (iii) when and on what terms Citigroup should be able to offer financial products to certain individuals.[4] In other words, the Proposal relates to Citigroup's ordinary, day-to-day operations, and the Proposal seeks to micromanage how Citigroup conducts its business.

The significant social policy exception does not save the Proposal. The Proponent couches his Proposal in terms of a social policy issue, but at bottom it relates to very specific matters of ordinary business. When, as here, a proposal seeks to micromanage a company's business operations, it cannot be saved from exclusion simply because it may relate to a social policy issue.[5] Indeed, in the no-action letters the Proponent cites from the Staff, exclusion was permitted because the proposals at issue were *not* intimately tied to the business operations of the company.[6] Here, the Proposal directly relates to Citigroup's business operations. The Staff has already decided on prior occasions that proposals related to money laundering and the terms on which a bank offers its products to customers are excludable as relating to ordinary business.[7] Those precedents are directly applicable here.

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2 *Compare AT&T Inc.* (February 7, 2008); *Verizon* (February 27, 2006).

3 *Compare H.R. Block, Inc.* (June 26, 2006); *Yum! Brands, Inc.* (March 5, 2010); *Johnson & Johnson* (February 22, 2010); *FedEx Corporation* (July 14, 2009); *The AES Corporation* (March 13, 2008); *Coca-Cola Company* (January 9, 2008); *The AES Corporation* (January 9, 2007).

4 *Compare JPMorgan Chase & Co.* (February 26, 2007); *Citigroup Inc.* (February 21, 2007); *see also* fn. 7, *infra*.

5 *See Exchange Act Release No. 34-40018* (May 21, 1998) (citing the *Capital Cities/ABC, Inc.* no-action letter (April 4, 1991) for the proposition that even proposals that relate to a significant policy issue may nevertheless unduly intrude on the company's ordinary business and may be excluded under Rule 14a-8(i)(7)).

6 The Proponent relies principally on the Staff's decision in *Safeway* (March 17, 2010), which asked the company (a supermarket chain) to adopt principals relating to global warming. The proposal at issue in *Safeway* was not intimately related to the company's day-to-day business. In contrast, the Proposal seeks to micromanage Citigroup's financial service operations.

7 *See Citicorp* (January 8, 1997) (supporting exclusion of a proposal requesting board review of the company's policies and procedures in place to monitor its customers' use of accounts to transfer capital,

(Continued . . .)

No-Action precedents relating to requests for review and reports do not help the Proponent. The Proponent relies on a line of no-action determinations that have denied exclusion where the proponent merely asks a company to review and/or report on current policies, principally relying on a no-action letter from 2010 that denied exclusion for a proposal requesting that Citigroup report on policies regarding collateral on over-the-counter derivatives trades. Proponent's Letter, p. 10 (citing *Citigroup Inc.* (February 23, 2010)). The current Proposal does not merely ask for a report on current policies; instead it urges Citigroup to take very specific policy positions regarding matters intertwined with its business.

The Proposal does relate to legal compliance and seeks to micromanage Citigroup's relationship with its customers. The Proponent asserts that the Proposal does not address issues of legal compliance, and further does not relate to Citigroup's internal policies on how it handles the confidentiality of customer information, because it asks Citigroup to urge other parties (i.e., governments and other third parties) to adopt extensive regulations regarding "illicit financial flows." Proponent's Letter, pp. 12 & 14. However, this is simply not true. The Proposal asks Citigroup to actively advocate new regulations that would be imposed on the financial industry. If the goals of the Proposal were achieved, Citigroup would be subject to new regulations and a modified compliance regime. Accordingly, the Proposal would have the effect of changing Citigroup's day-to-day policies on the confidentiality of customer information and its legal compliance regime.

The Proposal is Vague.

Citigroup noted in its December 17th letter to the Staff that the Proposal is overly vague, and investors cannot determine precisely what actions are requested by the Proponent. The Proponent responds to this argument by asserting that his Proposal "merely seeks for the Company to take a big picture position on policy issues 'based on' the principles included in the proposal." Proponent's Letter, p. 15. This does not remedy the vague nature of the Proposal. Stockholders still must be provided a concrete understanding of what the Proponent's "big picture" really is. Citigroup could not develop policies that are "based on" the Proponent's principles because it is impossible to determine what the principles are in the first instance.[8]

(. . . continued)

notwithstanding the "capital flight" policy issue raised by the proponent relating to a debt crisis in Latin America); *Bank of America Corp.* (February 21, 2007) (supporting exclusion of a proposal requesting a report on policies to safeguard against the company providing financial services to clients that would enable "capital flight" and tax avoidance, notwithstanding the proponent's claim that such issues implicate global poverty and sustainable development concerns); *Bank of America Corp.* (March 10, 2009) (supporting exclusion of a proposal requesting that the board "take appropriate action" to end the use of matricula consular cards as identification when providing banking services, notwithstanding the proponent's claims that such use "encourage[s] illegal aliens to reside in the United States" and does not provide reliable evidence of identity).

8 The Proponent has requested that proposals identical to the Proposal be adopted by Bank of America Corporation and JPMorgan Chase & Co., and these peer companies were also unable to determine what the

(Continued . . .)

Citigroup Lacks the Power to Implement the Proposal.

The Proponent asserts that Citigroup does not lack the power to implement the Proposal because he is only asking the Board to develop a series of reform policies that would, in turn, be adopted by others. Proponent's Letter, p. 16. For the reasons stated in Citigroup's December 17th letter, the Proposal conveys the impression that Citigroup can implement these policies. Citigroup simply does not have the authority to enact the national and international reforms urged by the Proposal.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

cc: John Harrington
Sanford J. Lewis, Esquire

(. . . continued)

Proponent intended by these vague principles. *See* Bank of America Corporation's December 22, 2010 no-action letter (pending decision from the Staff), pp. 10-14; JPMorgan Chase & Co.'s January 10, 2011 no-action letter (pending decision from the Staff), pp. 7-10. In both of those letters, the companies raise similar arguments as to why the Proposal may be properly omitted from their proxy materials. To the extent that those letters include additional arguments supporting exclusion, such arguments are equally applicable to Citigroup.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 17, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Stockholder Proposal to Citigroup Inc. of Mr. John Harrington**

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, enclosed herewith for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by John Harrington (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2011 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2011 annual meeting of stockholders. The Proponent's address, as stated in the Proposal, is *** FISMA & OMB Memorandum M-07-16 *** . The Proponent's telephone number is *** FISMA & OMB Memorandum M-07-16 *** and his fax number is *** FISMA & OMB Memorandum M-07-16 ***

Also enclosed for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2011 Proxy Materials pursuant to (i) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; (ii) Rule 14a-8(i)(3) because the Proposal is vague and indefinite; and (iii) Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal.

By copy of this letter and the enclosed material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2011 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2011 Proxy Materials.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy Materials.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

cc: John Harrington

*** FISMA & OMB Memorandum M-07-16 ***

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal would urge the Board of Directors of the Company to adopt principles for "national and international reforms" that would enact detailed legislation regarding money laundering. The Proponent's supporting statement notes, among other things, that "[t]he financial system can only benefit from promoting public policies that begin to address some of the external factors that contribute to the flow of illicit funds through the financial system," and then asks Company stockholders to adopt the following resolution:

RESOLVED:

Shareholders request that the Board adopt principles for national and international reforms to prevent illicit financial flows, based upon the following four principles:

• That there should be established by governments or other third parties an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry.

• That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to strict anti-money laundering safeguards.

• That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.

• That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms.

The Proponent's Proposal and full Supporting Statement are attached hereto as Exhibit A.

The Company believes that it may exclude the Proposal from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(3), and Rule 14a-8(i)(6).

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. A proposal may be excluded under Rule 14a-8(i)(7) if it addresses substantive topics that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight."[1] A proposal may also be

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[1] *SEC Release No. 34-40018* (May 21, 1998).

excluded if it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[2]

Policies regarding money-laundering are matters that relate to the day-to-day management of the Company and do not represent the types of significant policy issues that transcend the Company's daily operations.[3] The Company is one of the largest banking institutions in the world, and handles a range of transactions for its clients every day. Clients must entrust sensitive personal and financial information to the Company to enable it to effect these transactions and operate its business. The Proposal intrudes on this core part of Company operations by (among other things) asking the Board to adopt principles for national and international reform that require disclosure of a customer's identity and potentially other information to a database prepared by "governments" and other "third parties" and by seeking disclosure of information on persons who control Company customers that might be privately held corporations.

The Staff has on numerous occasions recognized that, when a company is engaged in a business that involves access or use of the confidential information of its customers, a proposal is excludable under Rule 14a-8(i)(7) when it intrudes on the company's confidentiality polices. For example, several phone companies have been permitted to exclude proposals urging them to prepare reports discussing policy issues that pertain to disclosing customer records to federal and state agencies without a warrant.[4] In 2009, a proposal submitted by the Proponent to Western Union asked the stockholders of that company to adopt a bylaw authorizing a committee of the board to review the company's policies on customer privacy and the delivery of services to low-wage and migrant workers. That proposal was also excluded as relating to ordinary business matters.[5] The Proposal is more intrusive on day-to-day Company operations than the phone company proposals and the Western Union proposal because it does not merely seek a report or a board study on matters relating to customer records; instead of requiring a report, it urges the Board to take an affirmative stance on new regulatory reforms that would require the Company to, among other things, disclose customer information to third parties through a "publicly administered database."

The Proposal is also excludable under Rule 14a-8(i)(7) because it asks the Company to adopt principles to change the regulatory regime on anti-money laundering. The

---

2 *Id.*

3 *See Citicorp* (January 8, 1997) (permitting exclusion of a proposal under the predecessor to Rule 14-8(i)(7) where the proposal requested the board to prepare a report summarizing a review of the Company's policies and procedures to monitor the use of accounts by customers to transfer capital); *JPMorgan, Chase & Co.* (February 26, 2007) (permitting exclusion of a proposal that, according to the Staff, asked the board to prepare a report about company policies in place "to safeguard against the provision of any financial services for any corporate or individual client that enables capital flight and results in tax avoidance").

4 *See e.g. AT&T Inc.* (February 7, 2008); *Verizon* (February 27, 2006).

5 *Western Union* (March 6, 2009).

Staff has time and again permitted exclusion of proposals that ask a company to lobby for reforms to the laws and regulations affecting its industry.[6] The Proposal should similarly be excluded because it asks the Company to take a public position endorsing the particular disclosure rules urged by the Proponent, and the Supporting Statement asks the Company to seek implementation of these rules.[7] The Company must maintain a delicate balance between supporting anti-money laundering rules that protect the integrity of the financial system and defending the legitimate privacy concerns of its customers. The regulations that strike a balance between these two competing factors will directly affect how the Company manages its accounts and customer information. The reform effort the Proponent urges is exactly the type of micromanaging on complex regulatory issues that is excludable as relating to the Company's ordinary business.[8]

For all of the foregoing reasons, the Proposal may be excluded because it relates to the Company's ordinary business operations.

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS VAGUE AND MISLEADING.

The Proposal may also be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague and misleading.[9] First, the Proposal gives stockholders the false impression

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6 *See Citigroup Inc.* (February 5, 2007) (permitting exclusion of a proposal that asked the Company to prepare a report on its activities in the field of tort and tax reform and the provisions of Sarbanes-Oxley); *International Business Machines Corporation* (January 21, 2002) (permitting exclusion of a proposal seeking to require IBM to provide its shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system).

7 The Supporting Statement provides that the financial industry (i.e., the Company) would benefit from "promoting public policies" on money laundering. Clearly, the Board and the stockholders must take from the Proposal that it is urging Company action in support of the Proponent's "principles" on money laundering.

8 Although the Staff has recently denied no-action relief in circumstances where proponents have asked companies to adopt broad policy related principles, such as principles on universal healthcare reform, we note that these proposals differ from the Proposal. The proposals in those other no-action precedents urged the adoption of political reform principles that did not relate to the companies' underlying business operations. *See e.g. CBS* (March 30, 2009) (denying exclusion of proposal urging adoption of healthcare principles, where the company that received the proposal was engaged in the entirely different field of broadcasting and other media activities). Here, the Proposal asks for the adoption of specific policy-related goals that directly affect the Company's day-to-day business, and are therefore excludable. *See e.g. CVS Caremark Corp.* (January 31, 2009) (permitting exclusion of a proposal that asked the board of a company in the healthcare field to adopt principles for healthcare reform and to report annually on how it is implementing those principles); *Philip Morris Companies, Inc.* (Feb. 22, 1990) (permitting exclusion of a proposal seeking to limit a tobacco company's ability to lobby with respect to the sale, distribution, use, display and promotion of tobacco products).

9 For the same reasons, the Proposal is also excludable pursuant to Rule 14a-8(i)(6). *See International Business Machines Corp.* (Jan. 14, 1992) ("In the staff's view, a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken.").

that the Company has the power to manipulate "public policy," when in fact a corporation such as the Company does not have that control over governments and third parties. The Company's stockholders might be left with the misimpression that the Company's actions would also bind national and international agencies and the Company's competitors. The entire Proposal contains a misleading tenor, suggesting that the Board can effect reform in national and international public policy.

Second, although the Company can glean from the Proposal that the Proponent wishes to intrude on the Company's ordinary business operations, it is far from clear exactly what types of money-laundering policies the Proponent is asking for. The Staff has often concurred that a company may exclude vague and indefinite proposals if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[10] The Staff has concurred that proposals may be excluded when particular key phrases in the proposal are not sufficiently explained.[11]

Moreover, the Proposal is vague because it would require the Company and its stockholders to make numerous and significant assumptions in implementing the required principles.[12] Each of the "four principles" that the Proponent lists obfuscates rather than clarifies the meaning of the Proposal:

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[10] Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See Bank of America Corp.* (Feb. 22, 2010); *Citigroup Inc.* (Feb. 22, 2010) (permitting exclusion of "vague and indefinite" proposals that called for establishment of a committee to review issues of "US economic security"). *See also Bank of America Corp.* (Feb. 25, 2008) (permitting exclusion of a vague proposal regarding a moratorium on certain financing and investment activities); *Alcoa Inc.* (Dec. 24, 2002) (permitting exclusion, on vagueness grounds, of a proposal requesting that a company commit to "full implementation of these human rights standards" without specifically identifying the standards).

[11] *See PetSmart, Inc.* (Apr. 12, 2010) (concurring that a proposal was vague and indefinite because it did not "sufficiently explain the meaning of 'the law'"); *Amazon.com, Inc.* (Apr. 7, 2010) (concurring that a proposal was vague and indefinite because "it is not clear what 'rights' the proposal intends to regulate"); *R.R. Donnelly & Sons Company* (Mar. 23, 2010) (same). The foregoing proposals suffered from the same scoping malady as the instant Proposal. The proposal at issue in PetSmart would have requested that the company "bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of the law." Because "the law" was not clearly defined, and the company argued that it was unknowable whether or not the proponent intended to refer only to violations of particular animal safety regulations or instead to some larger set of legal violations, the Staff concurred that it would be inappropriate for the company's stockholders to vote on the proposal. Similarly, the Amazon.com and R.R. Donnelly & Sons letters addressed proposals to give stockholders "no less rights at management-called special meetings than management has." Again, just as is the case with the instant Proposal, the intended scope of the operative words of these proposals was left undefined, rendering them vague and indefinite.

[12] *See Philadelphia Electric Co.* (July 30, 1992) (permitting exclusion of a proposal calling for election of a committee of small stockholders to present a plan related to "gratuities bestowed on Management, Directors and other employees," because "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

First Principle:[13] Regarding the adoption and administration of a database of "politically exposed persons," both the Board and the stockholders are left to wonder what a "publicly administered database" would encompass, who would control it and what it means to be a "financial institution" that could access such a database. Is this to be some sort of open-source database? As discussed below, the term "politically exposed person" is also ill-defined.

Second Principle:[14] Regarding the regulation of "realtors and escrow agents, attorneys and their client accounts" and "other actors in financial market transactions," one is left to wonder exactly how many types of "actors" are included in the Proponent's desired rule-making. The Proponent makes no effort to explain how to distinguish "actors" from "non-actors." Moreover, these "actors" are to be "subject by public policy" to certain "safeguards." Does this imply some sort of system of regulatory controls and penalties for the undefined set of "actors"? The Proponent speaks of "international reform": would "public policy" penalties be meted out by the international community? How could the board ever know if they have achieved the goals of this principle? Additionally, the Proposal would have the Company take some undefined action with regard to inquiring into "attorneys and their client accounts," without explaining how such a rule should operate or the extent to which the Company would be expected to seek to defy the attorney-client privilege that might be implicated.

Third Principle:[15] The Third Principle discusses potential regulation of "privately held corporations that seek access to US financial markets," but makes no effort to explain what this phrase means. Is this statement intended to discriminate between domestic privately held corporations, which presumably have access to the US markets from inception, and foreign privately held corporations, which do not? What is the measurement for distinguishing private and publicly held entities, particularly the foreign ones that appear to be targeted by this principle? More fundamentally, the Proponent does not explain what a "substantial economic interest" or "de facto control" might mean: would a 1% stake in a privately held corporation be a substantial interest? Five percent? Does the size of the corporation affect this analysis? Do CEOs have "de facto control?"

Fourth Principle:[16] The Fourth Principle mandates that the United States government adopt "these principles" and that it "advocat[e] for appropriate international

13 The first principle provides, "That there should be established by governments or other third parties an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry."

14 The second principle provides, "That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to strict anti-money laundering safeguards."

15 The third principles provides, "That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations."

16 The fourth principle provides, "That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms."

(Continued . . .)

mechanisms." The Proponent does not state whether it expects the Company or the "United States government" to be the arbiter of what mechanisms are "appropriate" here: the Board and the stockholders are unable to determine the scope of the Board's responsibilities with respect to this principle.

In addition, the recitals to the Proposal use the defined term "PEP" or "politically exposed persons" as targets of the Proponent's desired rule-making. The Proposal defines a politically exposed person as "individuals who have held positions of public trust such as elected or appointed government officials, senior executives of government corporations, politicians and leading political party officials, etc." How "senior" must a "senior executive" be to become a PEP? How "leading" must a "leading political party official" be? Must he be an elected official? Is a grassroots activist a "politician"? How would these terms translate into foreign governments? What is the "etc." intended to capture? Thus, the stockholders and the Board have no way of knowing the scope of the Proponent's intended changes to public policy in this regard.

For all of the foregoing reasons, the Proposal may be excluded because it is vague and misleading.

THE PROPOSAL MAY BE EXCLUDED BECAUSE THE COMPANY LACKS THE POWER AND AUTHORITY TO IMPLEMENT IT.

The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement it.

The Staff has often permitted the exclusion of stockholder proposals requesting that a company take actions that it cannot assure will be achieved. This is particularly true when the proposal relates to adoption of principles that require a company to force independent third parties to take action.[17] The Proposal would have the Company "adopt principles . . . to prevent illicit financial flows" that would require "the United States government," "other third parties," "other actors in financial market transactions" and "all privately held corporations that seek access to US financial markets" to take certain actions or to be bound by undefined "public policy . . . safeguards." Indeed, the purpose of the Proposal is to force parties *other than the*

(. . . continued)

[17] *Compare eBay* (Mar. 26, 2008) (permitting exclusion of a proposal "encourag[ing] the board to enact a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese Web site," apparently because the website was "a mobile and internet-based marketplace" not operated by the company or its affiliates and therefore not within the company's control); *Harsco Corp.* (Feb. 16, 1988) (permitting exclusion of a proposal requesting that a company sign and implement a statement of principles regarding employment policies in South Africa when the company's involvement with employees in South Africa was limited to the ownership of a non-control 50% stake in a South African corporation); *Intel Corp.* (Feb. 7, 2005) (permitting exclusion of a proposal asking the company to ensure it always had an independent board because the board does not always have the power to control board membership).

Company to take action.[18] The Company is in no position to guarantee to its stockholders that it can force national and international governments and other third parties to adopt the anti-money laundering measures demanded by the Proponent. The substance of the Proposal is really a position piece on actions that can be addressed only by the appropriate local, state, national and international regulatory authorities, not the Company.[19] The topics addressed by the Proposal cannot be enacted by the Company.

For all of the foregoing reasons, the Proposal may be excluded because the Company lacks the power and authority to implement it.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(7), 14a-8(i)(3), and 14a-8(i)(6), and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy Materials.

3913008

---

18 *See* Proposal: First Principle (urging that a database be adopted by "governments or other third parties"); Second Principle (focusing on "other actions in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts"); Third Principle (requiring disclosure from "all privately held corporations"); Fourth Principle (asking the "United States government" to take action).

19 In this respect, the Proposal is different from a proposal recently submitted to Safeway, which urged the Safeway board to adopt principles and take action to "stop global warming." (March 7, 2010). The Staff denied no-action relief in that instance, but the proposal there included action that Safeway could, in fact, implement, such as structuring its own business operations to reduce emissions. In contrast, the Proposal's principles focus on actions that are wholly beyond the Company's power to implement. Moreover, as noted above, because the urged reform is related to the Company's industry, stockholders would be given the mistaken impression that the Company can adopt the anti-money laundering rules advocated by the Proponent.

EXHIBIT A


HARRINGTON
INVESTMENTS, INC.

November 11, 2010


RECEIVE
NOV 15 2010
Mich

Citigroup
c/o Corporate Secretary of Citigroup
399 Park Avenue
New York, NY 10043

Dear Corporate Secretary,

As a beneficial owner of Citigroup stock, I am submitting the enclosed shareholder resolution for inclusion in the 2011 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Citigroup common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

WHEREAS:

The reputation of the U.S. financial industry is under significant pressure in the wake of both the global financial crisis and recent enforcement actions against financial institutions for tax evasion, money laundering and other malfeasance.

Although the U.S. is traditionally seen by the world as a leader in anti-corruption and financial transparency initiatives, recent investigations by law enforcement and Senate investigators have uncovered numerous examples of the U.S. financial system being used to receive wire transfers from embargoed countries, launder drug money, harbor the proceeds of illegal arms deals and purchase airplanes and mansions with money stolen by corrupt foreign officials.

Financial institutions have been the subject of a number of regulations over the past decade aimed at curtailing such abuses. The fact that they are still occurring, and that the amount of money involved is significant, suggests that policies covering a broader range of financial actors are needed to address the continuing problems in a holistic manner.

In addition, given the international integration of the global financial system and the U.S. role as a leader in providing global financial services, the success of initiatives pursued in the U.S. depends upon implementation of similar guidelines and frameworks worldwide. As a result, it is imperative that new public policy measures also be pursued in international fora.

Among the needed solutions are measures to more effectively scrutinize transactions by "politically exposed persons" (PEPs) -- defined as individuals who have held positions of public trust such as elected or appointed government officials, senior executives of government corporations, politicians and leading political party officials, etc., and their families and close associates. Under current U.S. law, PEP status indicates that a person is at higher risk for money laundering, and that a financial institution should consider additional measures to monitor his or her accounts.

The financial industry can only benefit from promoting public policies that begin to address some of the external factors that contribute to the flow of illicit funds through the financial system.

RESOLVED:

Shareholders request that the Board adopt principles for national and international reforms to prevent illicit financial flows, based upon the following four principles:

• That there should be established by governments or other third parties an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry.

• That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to strict anti-money laundering safeguards.

- That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.

- That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 15, 2010

John Harrington

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Harrington:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2011.

Sincerely,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance